1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai Partner allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

September 2, 2014

Via EDGAR Correspondance

Kathy Churko

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: ARK ETF Trust, File Nos. 333-191019 and 811-22883

Dear Ms. Churko:

We are writing in response to the comments you provided during a telephone call on April 16, 2014 regarding Pre-Effective Amendment No. 2 to the registration statement on Form N-1A for ARK ETF Trust (“Trust”), filed with the Securities and Exchange Commission (“SEC”) on March 31, 2014 (“Registration Statement”), registering the Trust’s four series, ARK Innovation ETF (“Innovation Fund”), ARK Genomic Revolution ETF (“Genomic Revolution Fund”), ARK Industrial Innovation ETF (“Industrial Innovation Fund”), and ARK Web x.0 ETF (“Web x.0 Fund”).

On behalf of the Trust, set forth below (in italics) is the remaining comment from the staff of the Division of Investment Management (“Staff”) on the Registration Statement along with our response. In addition, we have attached as Exhibit A to this response letter a detailed memorandum prepared and provided to you and Mr. Keith O’Connell on April 23, 2014 regarding the remaining comment as to the application of Rule 35d-1 to the names of three of the Funds. We understand from discussions with you and Mr. O’Connell on April 24, 2014 that we have resolved your comment as to application of Rule 35d-1 to all of the Funds other than the Genomics Revolution Fund.

Changes made to the Trust’s Registration Statement in response to the Staff’s comment as well as certain other necessary changes to the Registration Statement are reflected in Pre-Effective Amendment No. 3 to the Trust’s Registration Statement which is being filed with the Commission on September 2, 2014. Among the changes included in Pre-Effective Amendment No. 3 are changes to the concentration policies for the Funds. After constructing the portfolios for the Funds and analyzing the investments of the Funds in light of the Staff’s comment in terms of Rule 35d-1, Registrant now understands that the concentration policies, as stated in prior filings, were not correct. After reaching that conclusion, Registrant carefully analyzed the initial and expected holdings of the Funds against industry standard metrics in terms of industry classifications and believes that the concentration policies as stated in Pre-Effective Amendment No. 3 are correct. Registrant also removed disclosure that was incorrect, in terms of the concentration policies of the Funds, and substituted disclosure that relates to the new concentration policies of each Fund.

PROSPECTUS

Principal Investment Strategies

Genomic Revolution Fund

Comment 1.	A fund with a name that suggests the fund focuses on a particular type of investment must invest at least 80% of its assets in the type of investment suggested by the name. Please revise disclosure, as appropriate, or explain to the staff how each of the Genomic Revolution Fund meets the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

Response 1.	Please see Exhibit A for a complete explanation of why we believe that Registrant has complied with this comment.

Consistent with SEC Release 2004-89 and as you have requested, the Trust hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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•	The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions about any responses to these comments, please call me at 212-698-3526. At this point, Registrant has received all necessary approvals and exemptive relief in order to list the Funds on the NYSE on September 30, 2014. In light of that, we are hereby requesting that the Registration Statement be declared effective by the Commission on September 9, 2014. We expect to make one more pre-effective amendment filing on September 8 or 9, 2014 in order to include in the Registration Statement any missing information, necessary exhibits, opinions and consents, and the audited seed balance sheet for the Funds.

In the event that you have any further comments, we would appreciate if we can discuss them with you and your branch chief and Assistant Director at your earliest convenience. Please let us know if you can arrange a call with the Assistant Director for your branch on Wednesday, September 3, 2014.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

cc:	Catherine Wood

Jane A. Kanter

Jonathon Gaines

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Memorandum

DATE	April 23, 2014
TO	Staff of the Division of Investment Management
FROM	Dechert LLP
RE	Investment Programs of ARK ETFs

This memorandum summarizes and provides our initial analysis of a comment provided by Kathy Churko of the disclosure review and accounting staff of the Securities and Exchange Commission (“SEC” and “Staff”) to Jane A. Kanter of Dechert LLP in a telephonic discussion on April 16, 2014 with respect to the Pre-Effective Amendment No. 2 to the Registration Statement of ARK ETF Trust (“Trust”) filed with the SEC on March 31, 2014. The Staff comment related to three portfolios of the Trust, ARK Genomic Revolution ETF, ARK Industrial Innovation ETF and ARK Web x.0 ETF (“Funds”). This memorandum is being shared with the Staff to facilitate discussions on the comment and is subject to change based on discussions with the Staff.

I.                   BACKGROUND

A.                 Registration Statement Disclosure and Staff Comments

The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (“1940 Act”). ARK Investment Management LLC (“ARK”) is the proposed investment adviser to each portfolio of the Trust. On April 7, 2014, the SEC filed in the Federal Register a notice with respect to its determination to grant an order (“Order”) permitting, among other things, the Trust to operate as actively-managed exchange-traded funds (“ETFs”). The Order is expected to be granted on April 29, 2014. The Trust’s registration statement was most recently amended on March 31, 2014 (“Current Registration Statement”).1

Each Fund’s investment objective, as disclosed in the Current Registration Statement, is long-term growth of capital. To pursue this investment objective, each Fund maintains a principal investment strategy “to invest under normal circumstances primarily (at least 80% of its net assets) in domestic and foreign equity securities of companies that are relevant to that Fund’s investment theme” as suggested by the Fund’s name.2 Each Fund defines the companies that are relevant to its investment theme by reference to certain criteria that are designed to ensure that the Fund invests in securities of the types of companies suggested by the Fund’s investment theme.3

[1]	The Trust filed an initial registration statement (“Initial Registration Statement”) with the SEC on September 6, 2013 to establish four separate series of the Trust that will operate as actively-managed ETFs. The Trust has delayed the effectiveness of the Current Registration Statement until (i) the Trust files an amendment to the Current Registration Statement specifically stating that the Current Registration Statement shall become effective automatically or (ii) the SEC declares the Current Registration Statement effective.

[2]	Each Fund’s investment theme is suggested by the name of the Fund.

[3]	For example, the criteria for ARK Genomics Revolution ETF include companies that are “focused on and are expected to benefit from extending and enhancing the quality of human and other life by incorporating technological and scientific developments, improvements and advancements in genetics into their business, such as by offering new products or services that rely on genetic sequencing, analysis, synthesis or instrumentation.” In addition, companies that are relevant to the Fund’s investment theme may also include companies that “develop, produce, manufacture or significantly rely on bionic devices, bio-inspired computing, bioinformatics, molecular medicine, and agricultural biology.”

In the Trust’s Initial Registration Statement and Pre-Effective Amendment No.1, each Fund defined the term “primarily” for purposes of each Fund’s principal investment strategies to mean at least 65% of the Fund’s assets. Among other comments, the Trust received comments from the Staff to (i) revise each Fund’s disclosure in the to comply with Rule 35d-1 under the 1940 Act by adopting a policy to invest at least 80% of its assets in the type of investments suggested by the Fund’s name (“80% Test”) or (ii) explain how each Fund meets the requirements of Rule 35d-1.4 The Staff also indicated that each Fund’s principal investment strategy was “very broad” and requested more specific disclosure regarding how issuers would relate to each Fund’s stated investment theme.

ARK and the Trust strongly disagreed with the Staff’s position that the Funds’ names were subject to Rule 35d-1. In the response letter dated February 24, 2014, Dechert (on behalf of ARK and the Trust) provided clear and detailed reasons for our view that Rule 35d-1 does not apply to the Funds. However, in order to accommodate the Staff’s position, Dechert revised the disclosure in Pre-Effective Amendment No.2 to the Registration Statement to indicate that the 80% Test applied to each Fund. Dechert also added disclosure to more clearly identify the types of companies that would fall within each Fund’s investment theme.

B.                 Current Staff Comment under Rule 35d-1

As noted above, on April 16, 2014, the Staff provided additional comments on the Current Registration Statement. As relevant to this memorandum, the Staff informed the Trust that the 80% Test adopted by the Funds does not satisfy the requirements of Rule 35d-1. The Staff observed that the criteria described in the Current Registration Statement, which ARK intends to use to select companies coming within the Fund’s investment theme, is overly broad. The Staff stated that, as a result of the “expansive” language in the prospectus, ARK could invest in companies that do not directly relate to the Fund’s investment theme. Accordingly, the Staff suggested that, in addition to the 80% Test, each Fund should (i) limit its investments for purposes of its 80% Test to securities of companies that derive either 50% of their revenues or 50% of their profits from the specific investment theme focused on by the Fund (“Revenues/Profits Test”) in order to satisfy Rule 35d-1 or (ii) explain how the Fund meets the requirements of Rule 35d-1.

[4]	See Letter Regarding Ark ETF Trust, Kathy Churko, Staff Accountant, SEC, to Jane A. Kanter, Dechert LLP (Oct 2, 2013).

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II.                RELEVANT LAW

Section 35(d) of the 1940 Act prohibits funds from employing names that are materially deceptive or misleading. The National Securities Markets Improvement Act of 1996 amended Section 35(d) of the 1940 Act to provide the SEC with rulemaking authority to define names or titles that are materially deceptive or misleading.5 Pursuant to this authority, the SEC proposed Rule 35d-1 in 1997 (“Proposed Rule”).6

A.                 Proposed Rule

Under the Proposed Rule, a fund’s name would be materially deceptive or misleading if the name suggested an investment in a particular industry (“Industry Specific Fund”) unless the fund adopted a fundamental policy to invest at least 80% of its assets in the type of security or industry indicated by the fund’s name (i.e., the 80% Test).

Where a fund’s name indicated an investment emphasis in a certain country or geographic region (“Location Specific Fund”), the Proposed Rule would have viewed such a name as being materially deceptive or misleading unless the fund satisfied a two-part test (“Two-Part Test”). First, the Location Specific Fund would be required to adopt a fundamental policy to invest at least 80% of its assets in securities of issuers that are economically tied to the particular country or geographic region indicated by the fund’s name (i.e., the 80% Test). Second, the fund would be required to invest in securities satisfying one of the following criteria:

(i) [s]ecurities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the [fund’s] name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the [fund’s] name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the [fund’s] name or that have at least 50% of their assets in that country or region.

After considering comments on the Proposed Rule, the SEC adopted Rule 35d-1 in 2001 with certain significant changes. In relevant part, the SEC modified the proposed Two-Part Test for Location Specific Funds by removing the second requirement. The SEC noted that it was persuaded by commentators that this limitation under the proposed Two-Part Test was “too restrictive” because the three additional criteria could prevent a Location Specific Fund from investing in certain issuers that would “expose an investment company to the economic fortunes or risks of a country or geographic region indicated in the fund’s name.”7 The SEC indicated that the disclosure approach adopted under Rule 35d-1 (without the second requirement of the Two-Part Test) “will allow [a Location Specific Fund] the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria” but still expose the fund to the “economic fortunes and risks of the country or geographic region indicated by its name.”

[5]	See Investment Company Names; Final Rule, 66 Fed. Reg. 8509, 8509 (Feb. 1, 2001) (“Adopting Release”).

[6]	See generally Investment Company Names; Proposed Rule, 62 Fed. Reg. 10955 (Mar. 10, 1997) (“Proposing Release”).

[7]	Adopting Release, 66 Fed. Reg. at 8512.

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B.                 Rule 35d-1 As Adopted

As adopted, Rule 35d-1 contains different 80% Tests for Industry Specific Funds and Location Specific Funds. Under Rule 35d-1(a)(2), an Industry Specific Fund’s name will be materially deceptive and misleading unless: (i) the fund adopts a policy to invest, under normal circumstances, at least 80% of its assets in the particular industry suggested by the fund’s name; and (ii) either the policy is a fundamental policy under Section 8(b)(3) of the 1940 Act,8 or the fund has adopted a policy to provide the fund’s shareholders with at least 60 days prior notice of any change in the policy (“Shareholder Notice Policy”).

Under Rule 35d-1(a)(3), a Location Specific Fund’s name will be materially deceptive and misleading unless: (i) the fund adopts a policy to invest, under normal circumstances, at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by the fund’s name; (ii) the fund discloses in its prospectus the specific criteria used by the fund to select investments that are consistent with this policy; and (iii) either the policy is a fundamental policy or the fund has adopted a Shareholder Notice Policy.

III.             ANALYSIS

A.                 The Names of the Funds Do Not Implicate Section 35(d) of the 1940 Act

As indicated in the response to the Staff comments on the Initial Registration Statement, we do not believe that Rule 35d-1 is applicable to the Funds. Each Fund’s name corresponds with a particular investment theme (e.g., the genomics revolution, industrial innovation or web x.0) not an industry or any group of industries. The identification of a particular company as relevant to a particular investment theme and the relevance of a particular investment theme to one or more companies or groups of companies involves the application of ARK’s insights, analyses and judgments, which are developed through the Adviser’s proprietary research, market conditions or other circumstances. We believe the investment themes are not suggestive of a particular type of investment or industry. Rather, each investment theme connotes a particular investment strategy as opposed to a particular type of investment.

[8]	Section 8(b)(3) of the 1940 Act provides, in relevant part, that every fund shall include in its registration statement a recital of all policies of the fund in respect of matters which the fund deems matters of fundamental policy (i.e., those fund policies which cannot be changed without shareholder approval).

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As such, a Fund’s use of its investment theme in its name is very much analogous to a fund that uses the term “income” or “growth and income” in its names, which does not trigger the application of Rule 35d-1 under Staff guidance.9 Accordingly, we do not believe the names of the Funds implicate Rule 35d-1 under the 1940 Act.

However, as noted above, the Current Registration Statement for the Trust ultimately adopted an 80% Test for each Fund and added disclosure that further identified the types of companies that fall within the stated investment theme tied to the 80% Test.

B.	The Revenues/Profits Test is Not Mandated under Rule 35d-1

We do not believe that the Funds are required to adopt the Revenues/Profits Test as recommended by the Staff. The Revenues/Profits Test appears to be derived from the Proposed Rule, which would have applied the Revenues/Profits Test as one of three criteria comprising the second part of a Two-Part Test. The proposed Two-Part Test was intended to apply only to Location Specific Funds.10 Importantly, the Proposed Rule did not apply the Revenues/Profits Test to Industry Specific Funds.11

Because the names of the Funds do not indicate an investment in any particular country or geographic region, they would not be considered Location Specific Funds. Therefore, it is clear the Revenues/Profits Test was never intended by the SEC to apply to the Funds.

Furthermore, even if the Proposed Rule could be read to apply the Revenues/Profits Test to funds that are not Location Specific Funds, Rule 35d-1 does not obligate any funds to adopt the Revenues/Profits Test (or any of the three criteria set forth in the second half of the Two-Part Test) to meet the requirements of the Rule. In adopting Rule 35d-1, the SEC expressly rejected the Revenues/Profits Test and other such criteria as a requirement under the Rule due, in part, to concerns that such a test would unduly restrict a fund’s investment program.12 Instead, the SEC adopted a disclosure approach without the second requirement of the Two-Part Test stating that Rule 35d-1 “will allow [a Location Specific Fund] the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria” but still expose the fund to the “economic fortunes and risks of the country or geographic region indicated by its name.”13

[9]	See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), SEC, Division of Investment Management (2001), at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“Question 9, Q: How does rule 35d-1 apply to a fund that uses the term “income” in its name? A: Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment . . . . Similarly, the term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income.”).

[10]	See Proposing Release, 62 Fed. Reg. at 10957-58.

[11]	Id. at 10957.

[12]	See Adopting Release, 66 Fed. Reg. at 8512.

[13]	Id.

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Thus, a Location Specific Fund is required to specify in its prospectus the criteria used by the fund to select the investments that are suggested by the fund’s name. But, Rule 35d-1 specifically does not (i) define the particular criteria that would satisfy the requirements of the Rule or (ii) require any fund (even a Location Specific Fund) to adopt the Revenues/Profits Test.

Therefore, while the Revenues/Profits Test might be a reasonable metric for Location Specific Funds to use in seeking to tie such funds’ investments to the risks and fortunes of certain types of issuers, the use of a Revenues/Profits Test for Industry Specific Funds is clearly not required by the SEC and was never contemplated by the SEC to be used with respect to Industry Specific Funds.

C.                 Applying the Revenues/Profits Test Would Hinder the Funds

Applying the Revenues/Profits Test would present significant issues in implementing the principal investment strategies of the Funds. As suggested above, we believe that Rule 35d-1 is generally designed to provide flexibility to funds to define the specific type of investments indicated by their names. ARK’s Chief Investment Officer, Catherine Wood, has have advised us that requiring each Fund to adopt the Revenues/Profits Test as a criterion for vetting companies within a particular investment theme would prohibit the Funds from pursuing their investment programs. Certain companies that otherwise would be appropriate investments for a Fund would be eliminated from investment consideration because of (i) the tremendous difficulty associated with verifying whether each potential investment (i.e., company) would qualify under the Revenues/Profits Test or (ii) the fact that some companies, which have dedicated significant resources to relevant products or services, may not have yet reached financial viability with respect such products or services and, thus, would fail the Revenues/Profits Test.

For example, ARK Genomic Revolution ETF’s current principal investment strategy would permit the Fund to invest in companies that are focused on and are expected to benefit from extending and enhancing the quality of human and other life by incorporating technological and scientific developments, improvements and advancements in genetics into their business, such as by offering new products or services that rely on genetic sequencing, analysis, synthesis or instrumentation. Some of these companies may have a significant amount of their resources invested in developing new products or services that have not yet reached financial viability, which could cause these companies to fail the Revenues/Profits Test even though they otherwise would fall within the Fund’s investment theme.

Because the Revenues/Profits Test would unduly restrict the ability of the Funds to pursue their investment programs without providing additional investor protections beyond those already provided by the Funds’ increased portfolio transparency, we believe that the Funds should not be subject to the Revenues/Profits Test as recommended by the Staff.

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We believe the principal investment strategies of each Fund include specific criteria that identify the types of issuers that would come within the Fund’s investment theme. However, given that ARK tries to identify companies that are disruptive innovators as to each investment theme, it is important to recognize that the types of issuers within each investment theme are likely to change over time and may be replaced by issuers that ARK believes have better prospects in terms of the Fund’s investment focus. This process is important for each Fund and essential to providing investors with types of investment portfolios that are seeking to invest in.

D.	The Funds Otherwise Address Section 35(d) Concerns

We believe that the current 80% Test in the context of the other requirements applicable to the Funds satisfy the concerns underlying Section 35(d) and Rule 35d-1. Congress adopted Section 35(d) of the 1940 Act to address the “concern that investors may focus on an investment company’s name to determine the nature of the fund’s investments and risks.”14 In enacting Section 35(d), Congress concluded “that investor protection would be improved by giving the [SEC] rulemaking authority to address potentially misleading investment company names.”15 The SEC adopted Rule 35d-1 to address fund names likely to mislead an investor about a fund’s investment emphasis and to “provide investors greater assurance that [a fund’s] investments will be consistent with its name.”16

One important distinction between the Funds and regular open-end investment companies (i.e., mutual funds) is the transparency of each Fund’s investments. As you are aware, mutual funds normally provide portfolio holdings information to the public on a quarterly basis 45 days after the end of each quarter. As a result, the portfolio holdings of a mutual fund could potentially drift from the types of investments indicated by the fund’s name without shareholder knowledge, potentially exposing the shareholders to unexpected risks during the quarter. By contrast, under the Order, the Funds will operate as fully transparent actively-managed ETFs that will provide portfolio holdings information to the public on a real-time basis. In terms of the 80% Test, this real time full transparency of the Funds’ holdings: (i) permits investors and industry analysts to easily monitor each Fund’s activities and confirm (if they want) that a Fund’s holdings are consistent with its name, (ii) creates a strong incentive for each Fund to make investments that are consistent with its name in order to provide investors with greater certainty and encourage asset growth, and (iii) provides additional assurance that the Funds will invest in companies that are tied to the Funds’ investment themes without the need for the Funds to adopt an additional Revenues/Profits Test or other similar metric.

[14]	Adopting Release, 66 Fed. Reg. at 8509.

[15]	Id.

[16]	Id. at 8509-10.

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IV.              CONCLUSION

For the reasons set forth above, we do not believe that the names of the Funds implicate Rule 35d-1. To the extent that the names of the Funds do implicate Rule 35d-1, we do not believe that Rule 35d-1 requires the Funds to adopt the Revenues/Profits Test as recommended by the Staff in addition to the 80% Tests set forth in the Current Registration Statement. Furthermore, we believe that the Revenues/Profits Test will unduly restrict each Fund’s investment program without providing any additional protection to investors that is not already provided by the Funds’ increased portfolio holdings transparency.

Nonetheless, we are open to suggestions as to how we could more clearly tie each Fund’s investments to its investment theme. But we believe that it is not in the best interest of shareholders to try to force a Fund to come within a standard or metric that would unduly restrict the Fund’s stated investment emphasis.

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Please do not hesitate to contact Jane A. Kanter at (202) 261-3302 or Allison M. Fumai at (212) 698-3526 if you have any questions or need further information on this matter.

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